Exhibit H(9)
PREMIUM SHARING AGREEMENT
Errors and Omissions/Directors and Officers Policy
     THIS AGREEMENT is made as of 28th day of November, 2007, by and between The Weiss Fund (on behalf of Weiss Treasury Only Money Market Fund) (the “Fund”) and Weiss Capital Management, Inc. (the “Adviser”) (each a “Party” and collectively, the “Parties”).
     WHEREAS, the Adviser acts as the investment adviser to the Fund;
     WHEREAS, the Fund and the Adviser have been named as a party under the Fund’s errors and omissions and directors and officers policy (each an “Insured” and collectively, the “Insureds”), which has been issued by Twin City Fire Insurance Company (the “Policy”); and
     WHEREAS, the Parties desire to establish (i) the criteria by which the premium for the the Policy shall be allocated among the Parties; and (ii) the criteria by which recoveries under the Policy shall be allocated among the Parties.
     NOW, THEREFORE, it is agreed as follows:
     1. The Adviser shall pay 70% of the premium for the Policy. From time to time, adjustments may be made to the percentage of the premium paid by mutual agreement of the Parties. Unless another allocation method is agreed to by the Parties, the Fund shall pay 30% of the premium for the Policy.
     2. In the event that the claims of loss of the Insureds under the Policy are so related that Twin City Fire Insurance Company is entitled to assert that the claims must be aggregated, the Adviser, if a claimant, shall receive no portion of the proceeds in respect of a claim under the Policy until the Fund in respect of the same claim shall have received proceeds equal to the full amount of its claim. When this condition shall have been fulfilled, the Adviser may participate in the proceeds on the same basis as the Fund.
     3. This Agreement shall become effective as of the date first above written, and shall remain in full force and effect with respect to the Policy during the effective period of the Policy as specified therein. Any Party may withdraw from this Agreement and the Policy upon sixty (60) days’ written notice to the other Party. The withdrawing Party shall be entitled to receive an amount equal to the portion of the share of the premium on the Policy borne by the withdrawing Party, which is proportional to the unexpired term of the Policy for which a premium has been paid.
     4. The obligations of the Parties are not binding upon any of the Trustees, holders of shares of beneficial interest or holders of beneficial interest of any such trust individually, but bind only the respective trust estate of each.

     IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their officers hereunto duly authorized all as of the day and year first above written.

THE WEISS FUND (on behalf of Weiss Treasury Only Money Market Fund)
By:		/s/ Sharon A. Daniels
	Name:	Sharon A. Daniels
	Title:	President

WEISS CAPITAL MANAGEMENT, INC.
By:		/s/ Sharon A. Daniels
	Name:	Sharon A. Daniels
	Title:	President